UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

MedClean Technologies, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

58405Y104

(CUSIP Number)

Tom Scalia, Chief Financial Officer

Manatuck Hill Partners, LLC

1465 Post Road East

Westport, CT 06880

(203) 418-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58405Y104

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Manatuck Hill Partners, LLC 26-4540925
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3	SEC Use Only

4	Source of Funds (See Instructions)

OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power

261,002,322 (1)
8 Shared Voting Power

— 0 —
9 Sole Dispositive Power

261,002,322 (1)
10 Shared Dispositive Power

— 0 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person

261,002,322 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount in Row (11)

37.75% (1)
14	Type of Reporting Person (See Instructions)

IA
(1)	As described in Items 4 and 5 below, the Reporting Person (as defined below) may be deemed to be part of a group with the other parties to the Master Restructuring Agreement (as defined below) pursuant to the terms of the Master Restructuring Agreement.

The Reporting Person does not affirm to be part of a group and expressly disclaims beneficial ownership of the shares of Common Stock (as defined herein), in the aggregate, beneficially owned by the other parties to the Master Restructuring Agreement. Accordingly, such shares of Common Stock are not included in the amounts specified by the Reporting Person above.

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule 13D”) relates to the Common Stock, par value $0.0001 per share (the “Common Stock”), of MedClean Technologies, Inc. (formerly known as Aduromed Industries, Inc. and previously General Devices, Inc.), a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3 Trowbridge Drive, Bethel, Connecticut 08601.

ITEM 2.	IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Manatuck Hill Partners, LLC, a Delaware limited liability company (the “Reporting Person”). Effective June 30, 2009, the Reporting Person became the investment manager of certain funds formerly managed by Pequot Capital Management, Inc., a Connecticut corporation (“Pequot”), including a portion of Pequot’s interests in the Issuer as previously reported on Schedule 13D, as amended.

Effective June 30, 2009, the Reporting Person became the investment adviser/manager of, and exercises sole voting and investment discretion over, Manatuck Hill Scout Fund, L.P. (formerly Pequot Scout Fund, L.P.), a Delaware limited partnership (“MHSF”), Manatuck Hill Mariner Master Fund, L.P. (formerly Pequot Mariner Master Fund, L.P.), a Cayman Islands exempted limited partnership (“MHMMF”), and Manatuck Hill Navigator Master Fund, L.P. (formerly Pequot Navigator Master Fund, L.P.), a British Virgin Islands limited partnership (“MHNMF,” and together with MHSF and MHMMF, the “Manatuck Funds”). The address of the principal business and office of the Reporting Person is 1465 Post Road East, Westport, CT 06880.

Following June 30, 2009, Pequot continues to be the investment adviser/manager of Pequot Diversified Master Fund, Ltd., a Cayman Islands corporation (“PDMF”) and Premium Series PCC Limited Cell 33, a Protected Cell Company formed under the laws of Guernsey (“PSPCC,” together with PDMF, the “Pequot Funds”).

Mark Broach is the Managing Member, Portfolio Manager and Executive Officer of the Reporting Person. Lars Munson is the Non-Managing Member and Research Director of the Reporting Person. Tom Scalia is the Chief Financial Officer. The address of the principal business and office of each of Mr. Broach, Mr. Munson and Mr. Scalia is 1465 Post Road East, Westport, CT 06880.

Neither the Reporting Person, Mr. Broach, Mr. Munson, nor Mr. Scalia has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Reporting Person, Mr. Broach, Mr. Munson, nor Mr. Scalia has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 24, 2006, pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of January 23, 2006, by and among Aduromed Corporation, a Delaware corporation (“Aduromed”), the Issuer and GD Merger Sub, Inc., a Delaware corporation, and GD Merger Sub II, a Delaware corporation (“MergerSub”): (i) each share of outstanding Series A Preferred Stock of Aduromed, par value $0.01 per share, beneficially owned by the Manatuck Funds and the Pequot Funds was converted into 1.795 shares of the Issuer’s Series A Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”); and (ii) each warrant to purchase shares of Aduromed’s common stock, par value $0.01 per share (the “Aduromed Warrants”) beneficially owned by the Manatuck Funds and the Pequot Funds was converted into warrants to purchase such number of shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) equal to (A) 1.795, multiplied by (B) the number of shares of common stock of Aduromed issuable upon exercise of such Aduromed Warrant.

On January 24, 2006, at the effective time (the “Effective Time”) of the merger of MergerSub with and into Aduromed (the “Merger”), the Manatuck Funds and the Pequot Funds became a beneficial owners of 4,026,665 shares of Series A Preferred Stock (the “First Step Preferred Stock”) and warrants to purchase 4,026,664.27 shares of

Common Stock (the “First Step Warrants”). On January 24, 2006, pursuant to an Amended and Restated Securities Purchase Agreement, dated as of January 23, 2006 (the “Purchase Agreement”), by and among Aduromed, the Issuer, the Funds and Sherleigh Associates Inc. Defined Benefit Pension Plan (“Sherleigh”), the Issuer issued and sold to the Funds 10,144,389 shares (the “Second Step Preferred Stock”) of the Issuer’s Series B Preferred Stock, par value $0.0001 per share (the “Series B Preferred Stock,” and together with the Series A Preferred Stock, the “Preferred Stock”) and warrants to purchase 10,144,389 shares of Common Stock (the “Second Step Warrants,” and together with the First Step Warrants, the “Warrants”) for aggregate consideration of approximately $3,221,338. The funds for the purchase of such securities held by the Manatuck Funds and the Pequot Funds were obtained from the contributions of the Manatuck Funds’ and the Pequot Funds’ partners/shareholders.

On July 11, 2008, Pequot, on behalf of the Manatuck Funds and the Pequot Funds, entered into the Master Restructuring Agreement with the Issuer, Aduromed, Sherleigh, Heller Capital Investments (“Heller”), holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (the “Master Restructuring Agreement”). Pursuant to the Master Restructuring Agreement, the Manatuck Funds and the Pequot Funds surrendered their shares of Preferred Stock, which shares were cancelled, and forfeited their right to receive accumulated dividends payable on their Preferred Stock as of June 30, 2008 in the amount of $690,436 and liquidated damages in the amount of $387,000 payable to the Manatuck Funds and the Pequot Funds by the Issuer. The Warrants were amended to grant the Manatuck Funds and the Pequot Funds warrants to purchase 36,000,001 shares of Common Stock, 10,229,299 of which will expire on September 30, 2012 (the “9/30/2012 Warrants”) and 25,770,702 of which will expire on January 24, 2013 and have an exercise price of $0.025 per share (the “1/24/2013 Warrants,” together with the 9/30/2012 Warrants, the “New Warrants”). Furthermore, the Manatuck Funds and the Pequot Funds agreed to acquire, for aggregate consideration of $1,300,000, 131,097,456 shares of Common Stock (the “MRA Common Stock”) and warrants to purchase 95,097,455 shares of Common Stock, which will expire on July 10, 2013 and have an exercise price of $0.025 per share (the “MRA Warrants”). On July 11, 2008, 18,353,644 shares of the MRA Common Stock and 13,313,644 of the MRA Warrants were issued to the Manatuck Funds and the Pequot Funds for aggregate consideration of $182,000. The remainder of the MRA Common Stock and MRA Warrants will be issued to the Manatuck Funds and the Pequot Funds on or about July 30, 2008 (the “MRA Effective Time”). The Amended and Restated Stockholders Agreement, dated as of January 23, 2006 among the Issuer, Aduromed, the Manatuck Funds, the Pequot Funds, and Sherleigh (the “Stockholders Agreement”) will be terminated as of the MRA Effective Time.

The descriptions of the Merger Agreement, the Purchase Agreement and the Master Restructuring Agreement contained in this Item 3 are qualified in their entirety by reference to the Merger Agreement, the Purchase Agreement and the Master Restructuring Agreement, which are incorporated herein by reference to Exhibits 1, 2 and 4, respectively, of this Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Person considers the shares of Common Stock that it beneficially owns an investment made in the ordinary course of its business. The Reporting Person intends to review on a continuing basis its investment in the Issuer, including the Issuer’s business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional Preferred Stock, warrants, Common Stock or other securities of the Issuer, or dispose of Preferred Stock, warrants, Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

In connection with the transactions contemplated by the Merger Agreement and the Purchase Agreement, the Issuer, Aduromed, the Manatuck Funds, the Pequot Funds, and Sherleigh entered into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, within 60 days after consummation of the Merger, the Issuer agreed to file a registration statement (the “Required Registration Statement”) registering (for the resale from time to time) the Common Stock underlying the Series A Preferred Stock and Series B Preferred Stock held by the Manatuck Funds, the Pequot Funds and Sherleigh, the warrants to purchase Common Stock held by the Manatuck Funds, the Pequot Funds and Sherleigh, the Common Stock underlying such warrants, and any other shares of Common Stock or other equity securities of the Issuer or a successor or assign of the Issuer issued or issuable directly or indirectly with respect to such securities by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization (collectively, the “Registrable Securities”). The Issuer will be required to keep the Required Registration Statement effective until the earlier of: (i) the date that all the Registrable Securities covered by the Required Registration Statement have been sold; (ii) the date on which all of the Registrable Securities may be sold without restriction pursuant to Rule 144 under the Securities Act or any similar rule or regulation; and (iii) the fifth anniversary of the effective date of the Required Registration Statement. If the Issuer is eligible to use Form S-3 under the Securities Act, each of the Manatuck Funds, the Pequot Funds and/or Sherleigh (or such party’s permitted transferee) may request in writing that the Issuer effect a registration on Form S-3 if the Registrable Securities to be included in such S-3 registration statement are proposed to be sold for an aggregate price to the public of not less that $500,000. The Issuer agreed to file and effect such registration as soon as practicable after receipt of such written request. Until the earlier of (i) the fifth anniversary of the date of the Registration Rights Agreement and (ii) the date on which each of the Manatuck Funds, the Pequot Funds and Sherleigh has sold all of their respective Registrable Securities pursuant to the Required Registration Statement, the Registration Rights Agreement also provides the Manatuck Funds, the Pequot Funds and Sherleigh with piggyback registration rights with respect to certain offerings of the Issuer’s securities. The Manatuck Funds, the Pequot Funds and Sherleigh also agreed to certain restrictions on public sales or distributions or other open market offers and sales in connection with certain public offerings of securities by the Issuer.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 261,002,322 shares of Common Stock, representing approximately 37.75% of shares of Common Stock outstanding as of May 12, 2009, based upon the Issuer’s annual report on Form 10-K for the year ended December 31, 2008 . Such beneficial ownership assumes the issuance of (i) 116,591,222 shares of Common Stock issuable upon conversion of the New Warrants; and (ii) 13,313,644 shares of Common Stock issuable upon exercise of the MRA Warrants.

In addition, by virtue of any of the Master Restructuring Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes all of the parties to the Master Restructuring Agreement, including the Reporting Person, as a result of becoming the investment manager to the Manatuck Funds. While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by the other parties to the Master Restructuring Agreement and does not affirm that any such “group” exists.

(b) The Reporting Person has the sole power to vote or direct the vote of 261,002,322 shares of Common Stock and has the sole power to dispose or direct 261,002,322 shares of Common Stock.

(c) Except for the information set forth in this Schedule 13D, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the Merger Agreement, the Purchase Agreement, the Registration Rights Agreement and the Master Restructuring Agreement, which are incorporated by reference herein.

NEW WARRANTS

In connection with the transactions contemplated by the Master Restructuring Agreement, the Issuer issued the New Warrants to the Manatuck Funds and the Pequot Funds on July 11, 2008. The 9/30/2012 Warrants will expire at the close of business on September 30, 2012 and the 1/24/2013 Warrants will expire at the close of business on January 24, 2013. The New Warrants are exercisable at an exercise price of $0.025 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The New Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the New Warrants in excess of that portion of the New Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the New Warrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the New Warrants, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

MRA WARRANTS

In connection with the transactions contemplated by the Master Restructuring Agreement, the Issuer issued the MRA Warrants to the Funds on July 11, 2008. The MRA Warrants expire at the close of business on July 10, 2013 and are exercisable at an exercise price of $0.025 per share, subject to adjustment for certain dilutive equity issuances and for stock splits, stock dividends, mergers, recapitalizations, reorganizations and other similar events. The MRA Warrants are exercisable at any time in whole or in part; provided, that the holder is not entitled to exercise any portion of the MRA Warrants in excess of that portion of the MRA Warrants upon exercise of which the sum of (i) the number of Common Stock or other securities beneficially owned by the holder and its affiliates that may be deemed beneficially owned through ownership of the unexercised portion of the MRAWarrants and (ii) the number of shares of Common Stock or other securities issuable upon the exercise of the portion of the MRA Warrants, would result in beneficial ownership by the holder and its affiliates of more than 4.99% of the then outstanding shares of Common Stock or other securities. The limitations on exercise may be waived by the holder upon 61 days written notice to the Issuer. Cashless exercise is permitted.

The description herein of each warrant is qualified in its entirety by reference to such warrant.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1	Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2	Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Manatuck Funds, the Pequot Funds, and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer , Pequot and Sherleigh (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4	Master Restructuring Agreement, dated as of July 10, 2008, among the Issuer, Aduromed, Pequot, Heller Capital Investments, holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated July 10, 2008 (filed July 14, 2008)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: July 10, 2009	MANATUCK HILL PARTNERS, LLC

	By:	/s/ Tom Scalia
	Name:	Tom Scalia
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit 1	Agreement and Plan of Merger, dated January 23, 2006, by and among the Issuer, Aduromed, GD Merger Sub, Inc. and Merger Sub (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 2	Amended and Restated Securities Purchase Agreement, dated January 23, 2006, by and among the Issuer, Aduromed, the Manatuck Funds, the Pequot Funds, and certain other purchasers parties thereto (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 3	Amended and Restated Registration Rights Agreement, dated January 23, 2006, by and among the Issuer , Pequot and Sherleigh (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 8-K/A, dated January 23, 2006 (filed January 31, 2006)).

Exhibit 4	Master Restructuring Agreement, dated as of July 10, 2008, among the Issuer, Aduromed, Pequot, Heller Capital Investments, holders of $1,225,000 in principal amount of the Issuer’s 12% Secured Promissory Notes due July 31, 2008 and Joseph Esposito (incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, dated July 10, 2008 (filed July 14, 2008)).